UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CSK AUTO, INC.
(Name of Subject Company (Issuer))
CSK AUTO, INC.
(Name of Filing Persons (Offeror))

4 5/8% Senior Exchangeable Notes due 2025	12637K AK7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Maynard Jenkins
CSK Auto Corporation
645 E. Missouri Ave., Suite 400
Phoenix, Arizona 85012
(602) 265-9200
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
With Copies to:
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200
Denver, Colorado 80202
(303) 298-5700
Attention: Richard M. Russo, Esq.
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$225,000,000	$24,075

(1)  Calculated solely for purposes of determining the filing fee. The purchase price of the 3 3/8% Senior Exchangeable Notes due 2025 and the 4 5/8% Senior Exchangeable Notes due 2025, as described herein, is $1,000 per $1,000 principal amount outstanding.
(2) The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $24,075	Filing Party: CSK Auto, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 19, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-l

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Item 4. Terms of the Transaction
Item 11. Additional Information
Item 12. Exhibits
Signature
EXHIBIT INDEX
EX-99.(A)(6)
EX-99.(A)(7)

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by CSK Auto, Inc., an Arizona corporation (the “Company”), on June 19, 2006 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (the “Tender Offer”) to purchase for cash its $100,000,000 outstanding 4 5/8% Senior Exchangeable Notes due 2025 (“4 5/8% Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 19, 2006 (as amended, the “Offer to Purchase”) and in the related Consent and Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer Documents”).
     The information in the Offer Documents, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     On July 24, 2006, the Company terminated the Tender Offer. The Company will return all tendered 4 5/8% Notes to tendering holders or their appointed custodians.
Item 4. Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended and supplemented by the following.
(a)	Material Terms.

The Tender Offer was terminated on July 24, 2006.
Item 11. Additional Information.
The Tender Offer was extended on July 19, 2006 and expired at 5:00 p.m. Eastern Daylight Time on July 21, 2006 (the “Expiration Time”). On July 24, 2006, the Company issued a press release reporting the results of the Tender Offer and terminated the Tender Offer because the minimum tender condition with respect to the Tender Offer was not satisfied as of the Expiration Time. The press release is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following:
     (a)(6) Press release dated July 19, 2006.
     (a)(7) Press release dated July 24, 2006.

Signature
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Randi Val Morrison

Name: Randi Val Morrison
Title: Vice President, General Counsel and Secretary
Dated: July 24, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
NUMBER

(a)(1)(i)*	Offer to Purchase and Consent Solicitation Statement, dated June 19, 2006.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press release dated June 19, 2006 deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934 (incorporated herein by reference to Exhibit 99.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(a)(6)†	Press release dated July 19, 2006.

(a)(7)†	Press release dated July 24, 2006.

(b)(1)	Commitment Letter dated June 16, 2006, with CSK Auto, Inc., CSK Auto Corporation, J.P. Morgan Securities Inc., and the other Commitment Parties named therein (incorporated herein by reference to Exhibit 10.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(b)(2)	Term Credit Agreement, dated as of June 30, 2006, among CSK Auto, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Lehman Commercial Paper Inc. and Wachovia Bank, N.A., as Co-Syndication Agents (incorporated herein by reference to Exhibit 10.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 7, 2006).

(c)	None.

(d)(1)(i)	The Indenture relating to the 3 3/8% Notes (including the form of 3 3/8% Notes), dated July 29, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 29, 2005).

(d)(1)(ii)	First Supplemental Indenture relating to the 3 3/8% Notes, dated December 30, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.21 to CSK Auto Corporation’s Form S-3/A, filed on January 11, 2006).

(d)(1)(iii)*	Form of Second Supplemental Indenture relating to the 3 3/8% Notes among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.

(d)(1)(iv)	Indenture relating to the 4 5/8% Notes (including the form of 4 5/8% Notes), dated as of December 19, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on December 20, 2005).

(d)(1)(v)*	First Supplemental Indenture relating to the 4 5/8% Notes, dated December 30, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.

(d)(1)(vi)*	Form of Second Supplemental Indenture relating to the 4 5/8% Notes among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.

(d)(1)(vii)	Registration Rights Agreement relating to the 3 3/8% Notes, dated July 29, 2005, among CSK Auto, Inc., the guarantors listed therein, and the initial purchasers listed therein (incorporated by reference to Exhibit 10.3 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 29, 2005).

(d)(1)(viii)	Registration Rights Agreement relating to the 4 5/8% Notes, dated December 19, 2005, among CSK Auto, Inc., the guarantors listed therein, and the initial purchasers listed therein (incorporated by reference to Exhibit 10.3 to CSK Auto Corporation’s Current Report on Form 8-K, filed on December 20, 2005).

(d)(1)(ix)	Information provided in “Description of Notes” and “Registration Rights” (incorporated by reference to pages 26-50 of the Company’s Prospectus, filed on January 13, 2006 pursuant to 424(b)(3)).

(d)(1)(x)	Information provided in “Senior Exchangeable Notes” (incorporated by reference to Item 1.01 of CSK Auto Corporation’s Current Report on Form 8-K, filed on December 19, 2005).

(g)	None.

(h)	Not applicable.

*	Previously filed on Schedule TO on June 19, 2006.

†	Filed herewith.